Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2017

1.	Important Notice

1.1.	The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the sixth meeting of the Board of Directors of the Company in 2017. All Directors have attended the meeting of the Board of Directors.

1.3.	Mr. Wang Yilin, Chairman of the Board of Directors of the Company, Mr. Wang Dongjin, Vice Chairman of the Board of Directors and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4.	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The third quarterly report of the Company is unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,445,812	2,396,651	2.1
Equity attributable to owners of the Company	1,192,966	1,189,024	0.3

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	244,295	190,917	28.0

				Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2017	2016	Changes over the same period of the preceding year (%)	2017	2016	Changes over the same period of the preceding year (%)
Revenue	481,795	411,370	17.1	1,457,704	1,150,437	26.7
Profit attributable to owners of the Company	4,690	1,200	290.8	17,366	1,731	903.2
Return on net assets (%)	0.39	0.1	0.29 percentage point	1.46	0.1	1.36 percentage points
Basic earnings per share (RMB Yuan)	0.03	0.01	290.8	0.09	0.01	903.2
Diluted earnings per share (RMB Yuan)	0.03	0.01	290.8	0.09	0.01	903.2

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,446,111	2,396,950	2.1
Equity attributable to equity holders of the Company	1,193,257	1,189,319	0.3

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	244,295	190,917	28.0

				Unit: RMB Million
Items	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
	2017	2016	Changes over the same period of the preceding year (%)	2017	2016	Changes over the same period of the preceding year (%)
Operating income	481,795	411,370	17.1	1,457,704	1,150,437	26.7
Net profit attributable to equity holders of the Company	4,688	1,196	292.0	17,362	1,724	907.1
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,654	448	1,385.3	21,956	(9,043)	—
Weighted average return on net assets (%)	0.39	0.1	0.29 percentage point	1.45	0.1	1.35 percentage points
Basic earnings per share (RMB Yuan)	0.03	0.01	292.0	0.09	0.01	907.1
Diluted earnings per share (RMB Yuan)	0.03	0.01	292.0	0.09	0.01	907.1

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2017 profit/(loss)
Net loss on disposal of non-current assets	(4,352)
Government grants recognised in the income statement	762
Net gain on disposal of available-for-sale financial assets	5
Reversal of provisions for bad debts against receivables	19
Net profit or loss arising from disposal of subsidiary	72
Other non-operating income and expenses	(2,460)

Sub-total	(5,954)

Tax impact of non-recurring profit/loss items	1,436
Impact of non-controlling interests	(76)

Total	(4,594)

2.1.3	Differences between CAS and IFRS

☒  Applicable            ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB29,894 million and RMB29,890 million, respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,379,607 million and RMB1,379,899 million, respectively, with a difference of RMB292 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Shareholders without Selling Restrictions as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	541,318 shareholders including 534,334 holders of A shares and 6,984 holders of H shares (including 201 holders of the American Depository Shares)

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	154,908,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,864,049,090	(3)	H shares
3	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (4)	2,061,000,000		A shares
4	China Securities Finance Corporation Limited	1,220,158,037		A shares
5	China Baowu Steel Group Corporation Limited	624,000,000		A shares
6	Ansteel Group Corporation	440,000,000		A shares
7	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares
8	Hong Kong Securities Clearing Company Limited(5)	41,949,255		A shares
9	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	38,545,803		A shares
10	Abu Dhabi Investment Authority	16,076,375		A shares

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held		Type of shares
1	CNPC	154,908,693,528		A shares
2	HKSCC Nominees Limited	20,864,049,090		H shares
3	CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,061,000,000		A shares
4	China Securities Finance Corporation Limited	1,220,158,037		A shares
5	China Baowu Steel Group Corporation Limited	624,000,000		A shares
6	Ansteel Group Corporation	440,000,000		A shares
7	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares
8	Hong Kong Securities Clearing Company Limited	41,949,255		A shares
9	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	38,545,803		A shares
10	Abu Dhabi Investment Authority	16,076,375		A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited, both of which are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd., both of which are holders of ordinary shares of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

On June 27, 2017, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 440,000,000 A shares of the Company, representing 0.24% of the total issued shares of the Company, from CNPC to Ansteel Group Corporation. On September 4, 2017, CNPC issued the Letter of Undertakings regarding Shares Transfer. The details are set out in the announcements posted by the Company on the website of Shanghai Stock Exchange (No. Lin 2017-019, Lin 2017-026 and Lin 2017-043).

(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)	2,061,000,000 A shares of the Company were transferred into CNPC-CSC-17 CNPC EB Pledge and Trust Special Account by CNPC on 6 July 2017 as 17 CNPC EB pledge and trust asset, representing approximately 1.13% of the total issued share capital of the Company. The details are set out in the announcement posted by the Company on the website of Shanghai Stock Exchange (No. Lin 2017-044).
(5)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable            ☒  Inapplicable

2.4	Business Review

In the first three quarters of 2017, the world economy recovered moderately with increasing unstable and uncertain risks in the international political and economic environments. China’s economy maintained its tendency to be steady and turn for better with an increase of 6.9% in the GDP as compared with the same period of last year. The demand and supply in the global oil market was moving to balance step by step. The international oil prices fluctuated within a wide range and the average price increased significantly as compared with the same period of last year. The average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil were US$51.84 per barrel and US$49.32 per barrel respectively, representing an increase of 23.8% and 19.1% as compared with the same period of last year. The domestic refined products market is of abundant supply and demand and fierce competition. The market demand for natural gas continued to grow rather rapidly.

Facing the complex and difficult operating situation domestic and abroad, the Group pursued to its guidelines of steady development, deepened reform and innovation as driving forces, broadened sources of income, reduced costs and improved efficiency. The Group took proactive measures to adapt itself to changes in the market, optimised its production of oil and gas, and strengthened the balance of resources and the coordination of operations. The Group achieved stable and controlled production and operation and its operating results improved significantly. In the first three quarters of 2017, under IFRS, the Group achieved the revenue of RMB1,457,704 million and the net profit attributable to owners of the Company of RMB17,366 million, representing an increase of 26.7% and RMB15,635 million respectively as compared with the same period of last year. The financial position of the Group stayed stable with a decrease in interest-bearing debts and debt to capital ratio. The cash flow was good and the free cash flow continued to be positive.

In respect of exploration and production, the Group optimized its deployment of exploration activities, reinforced the base of resources for sustainable development and pushed forward the exploration of unconventional oil and gas. In oil and gas exploration, focusing on the principle of profitability, the Group continued to optimise its domestic crude oil production plan and output structure and pushed forward its domestic production and operation of natural gas in a steady way while adjusting the output of overseas oil and gas flexibly based on price movements and profitability and pushing forward production in an orderly way. In the first three quarters of 2017, the crude oil output of the Group amounted to 660.1 million barrels, representing a decrease of 5.2% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 2,539.2 billion cubic feet, representing an increase of 4.5% as compared with the same period of last year. The oil and gas equivalent output was 1,083.4 million barrels, representing a decrease of 1.6% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 944.7 million barrels, representing a decrease of 0.2% as compared with the same period of last year and the overseas oil and gas equivalent output was 138.7 million barrels, representing a decrease of 10.3% as compared with the same period of last year, which was mainly due to the rise in crude oil prices over the same period of last year resulting in a decrease in the share of net output of crude oil in overseas projects. In the first three quarters of 2017, in the exploration and production segment, the Group took proactive measures to pursue its low-cost strategy and devoted major efforts to promoting the guidelines of broadening sources of income, reducing cost and improving efficiency. The unit oil and gas lifting cost was US$11.34 per barrel, representing a decrease of 1.9% as compared with the same period of last year. Thanks to the combined effect of such factors as increase in crude oil prices and intensified control of costs and expenses, the exploration and production segment achieved an operating profit of RMB10,983 million, representing an increase of profit of RMB14,932 million as compared with the operating loss of RMB3,949 million for the same period of last year.

In respect of refining and chemicals, adhering to the principles of market orientation and profitability, the Group kept optimising the allocation of resources and the structure of products, increased the production of marketable and highly profitable products and reasonably adjusted the diesel to gasoline ratio of its production down to 1.31 from 1.41 in the same period of last year. The Group strengthened control over costs and expenses, thus maintaining the positive tendency to make profit. In the first three quarters of 2017, the Group processed 744.5 million barrels of crude oil, representing an increase of 5.2% as compared with the same period of last year. The Group produced 67.591 million tons of gasoline, diesel and kerosene, representing an increase of 6.2% as compared with the same period of last year. The commercialised chemical products increased by 3.4% as compared with the same period of last year. In the first three quarters of 2017, the refining and chemicals segment exercised strict control over costs and expenses and achieved a refinery unit cash processing cost of RMB163.77 per ton, representing a decrease of 6.3% as compared with the same period of last year. The segment achieved an operating profit of RMB27,732 million, representing a decrease of RMB6,579 million as compared with the operating profit of RMB34,311 million for the same period of last year. Specifically, the refining operations achieved an operating profit of RMB16,795 million, representing a decrease of RMB8,921 million as compared with the operating profit of RMB25,716 million for the same period of last year, which was mainly due to the impact of the price floor policy applicable to refined products. The chemicals operations increased the production and sales of highly profitable products and achieved an operating profit of RMB10,937 million, representing an increase of RMB2,342 million as compared with the operating profit of RMB8,595 million for the same period of last year.

In respect of marketing, facing such challenges as the abundant supply and the fierce competition in the domestic refined products market, the Group explored multiple marketing channels, strengthened the control and overall planning of refined product resources and optimised its sales structure. Fully leveraging the role of international trade in regulating resources and creating profitability, the Group developed overseas markets of high profitability, expanded exports of refined products and improved the overall profitability while ensuring a smooth industrial chain. In the first three quarters of 2017, the segment sold 125.968 million tons of gasoline, kerosene and diesel, representing an increase of 7.241 million tons (6.1%) as compared with the same period of last year. In the first three quarters of 2017, the marketing segment achieved an operating profit of RMB5,734 million, representing a decrease in profit of RMB1,071 million as compared with the operating profit of RMB6,805 million for the same period of last year.

In respect of natural gas and pipeline, the Group leveraged the advantages of professionalized marketing after adjustment of its management system, kept improving the operating efficiency and profitability of pipelines network, and optimised its sales plan and allocation of resources. The Group intensified its efforts to develop incremental markets, taking active steps to expand high-end markets in the eastern and southwestern regions. The Group succeeded in direct supply and sales to major clients in the south-eastern coastal regions. As a result, the Group achieved an increase in both the volume and the profitability of natural gas operations. In the first three quarters of 2017, as a result of the increase in the price and sales of natural gas as compared with the same period of last year and other factors, the natural gas and pipeline segment achieved an operating profit of RMB18,045 million, representing an increase of RMB188 million as compared with the operating profit of RMB17,857 million for the same period of last year. In the first three quarters of 2017, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB16,990 million, representing an increase in loss of RMB6,420 million as compared with the same period of last year.

In the first three quarters of 2017, the average realised price for crude oil of the Group was US$48.76 per barrel, representing an increase of 36.2% as compared with the same period of last year, of which the domestic realised price was US$48.31 per barrel; and the average realised price for natural gas was US$5.07 per thousand cubic feet, representing an increase of 8.6% as compared with the same period of last year, of which the domestic realised price was US$5.03 per thousand cubic feet.

Summary of Key Operating Data for the First Three Quarters of 2017

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2017	2016
Crude oil output	Million barrels	660.1	696.6	(5.2)
of which: domestic	Million barrels	554.6	575.2	(3.6)
overseas	Million barrels	105.5	121.4	(13.1)
Marketable natural gas output	Billion cubic feet	2,539.2	2,428.9	4.5
of which: domestic	Billion cubic feet	2,339.9	2,229.1	5.0
overseas	Billion cubic feet	199.3	199.8	(0.3)
Oil and natural gas equivalent output	Million barrels	1,083.4	1,101.5	(1.6)
of which: domestic	Million barrels	944.7	946.8	(0.2)
overseas	Million barrels	138.7	154.7	(10.3)
Processed crude oil	Million barrels	744.5	707.9	5.2
Gasoline, kerosene and diesel output	Thousand tons	67,591	63,669	6.2
of which: Gasoline	Thousand tons	26,998	24,563	9.9
Kerosene	Thousand tons	5,284	4,475	18.1
Diesel	Thousand tons	35,309	34,631	2.0
Gasoline, kerosene and diesel sales	Thousand tons	125,968	118,727	6.1
of which: Gasoline	Thousand tons	48,458	46,773	3.6
Kerosene	Thousand tons	12,459	12,191	2.2
Diesel	Thousand tons	65,051	59,763	8.9
Output of key chemical products
Ethylene	Thousand tons	4,280	4,147	3.2
Synthetic resin	Thousand tons	6,880	6,781	1.5
Synthetic fiber raw materials and polymer	Thousand tons	1,035	1,054	(1.8)
Synthetic rubber	Thousand tons	589	568	3.7
Urea	Thousand tons	1,164	1,657	(29.8)

Notes: (1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3.	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable            ☐  Inapplicable

Unit: RMB Million

Items	September 30, 2017	December 31, 2016	Changes (%)	Key explanation of the changes
Cash at bank and on hand	169,469	98,617	71.8	Mainly due to the increase in profit and the enhancement on management of working capital, such as inventory, the increase in the net cash inflow from operating activity and the reasonable arrangement of capital expenditure and financing activities
Notes receivable	14,724	11,285	30.5	Mainly due to the rise in prices and sales of crude oil, natural gas, refined oil and other major products
Accounts receivable	63,786	47,315	34.8
Advances to suppliers	25,776	16,479	56.4	Mainly due to the increase in advances for oil, materials, agency fees and customs deposit during the period
Other receivables	15,776	10,846	45.5	Mainly due to the increase in the refund of VAT receivables, pre-payment, cash pledge, guarantee deposit and advance payment
Employee compensation payable	10,607	5,396	96.6	Mainly due to the increase in the outstanding amount of remuneration payable as compared with that at the end of last year
Other payables	65,171	28,195	131.1	Mainly due to the increase in other payables recognized according to business volume
Current portion of non-current liabilities	109,792	71,415	53.7	Mainly due to the reclassification of long-term borrowings and bond payables due within one year to non-current liabilities due within one year
Other current liabilities	19,741	7,949	148.3	Mainly due to the provision for interim dividend for this year

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2017	2016
Asset impairment losses	(393)	(83)	373.5	Mainly due to the provision for inventory depreciation of certain chemical products during the period
Other income	3,654	—	—	According to CAS, governmental subsidies relating to daily activities of enterprises are accounted for other income rather than non-operating income
Investment income	3,757	28,417	(86.8)	Mainly due to the gain on disposal of certain investment in Trans-Asia Gas Pipeline Co., Ltd (“Trans-Asia Pipeline”) for the same period of last year
Operating profit	46,486	31,456	47.8	Mainly due to the rise in prices and sales of crude oil, natural gas, refined oil and other major products
Net profit	29,890	20,786	43.8
Non-operating income	3,215	6,820	(52.9)	According to CAS, governmental subsidies relating to daily activities of enterprises are accounted for other income rather than non-operating income
Non-operating expenses	(9,261)	(4,846)	91.1	Mainly due to the increase in the loss of asset retirement

Net profit attributable to non-controlling interests	12,528	19,062	(34.3)	Mainly due to the gain on disposal of certain investment in Trans-Asia Pipeline for the same period of last year partially attributable to non-controlling interests
Net profit attributable to equity holders of the Company	17,362	1,724	907.1	Mainly due to the rise in prices of crude oil, natural gas, refined oil and other major products and the change in the profit structure of the period
Basic earnings per share (RMB Yuan)	0.09	0.01	907.1	Mainly due to the rise in prices of crude oil, natural gas, refined oil and other major products and the change in the profit structure of the period
Diluted earnings per share (RMB Yuan)	0.09	0.01	907.1

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable            ☒  Inapplicable

3.3	Status of fulfilment of undertakings given by the Company and shareholders with a shareholding of 5% or more

☒  Applicable            ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2017 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☒  Applicable            ☐  Inapplicable

In the first three quarters of 2017, the prices of international crude oil fluctuated within a wide range, and the average realised price of the Group during the reporting period rose significantly as compared with the same period of last year, as a result of which the profitability continued to turn better. In the fourth quarter of 2017, it is expected that the global oil market will be basically balanced and the international oil prices will continue to fluctuate within a certain range. The net profit attributable to equity holders of the Company for 2017 is expected to increase substantially as compared with the same period of last year.

The above estimation was only preliminary. Please refer to 2017 Annual Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Securities Investment

☐  Applicable            ☒  Inapplicable

3.6	Other Significant Events

☐  Applicable            ☒  Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

October 30, 2017

As at the date of this announcement, the board of directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

4.	Appendix

A. Financial statements for the third quarter of 2017 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	September 30, 2017	December 31, 2016
	RMB million	RMB million
Current assets
Cash at bank and on hand	169,469	98,617
Notes receivable	14,724	11,285
Accounts receivable	63,786	47,315
Advances to suppliers	25,776	16,479
Other receivables	15,776	10,846
Inventories	136,057	146,865
Other current assets	54,821	50,258

Total current assets	480,409	381,665

Non-current assets
Available-for-sale financial assets	2,021	2,031
Long-term equity investments	83,143	79,003
Fixed assets	669,390	670,801
Oil and gas properties	795,163	845,729
Construction in progress	208,519	215,209
Construction materials	7,999	7,284
Intangible assets	71,042	71,490
Goodwill	45,758	46,097
Long-term prepaid expenses	25,697	26,013
Deferred tax assets	24,082	20,360
Other non-current assets	32,888	31,268

Total non-current assets	1,965,702	2,015,285

TOTAL ASSETS	2,446,111	2,396,950

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2017	December 31, 2016
	RMB million	RMB million
Current liabilities
Short-term borrowings	88,144	71,969
Notes payable	7,784	9,933
Accounts payable	198,186	198,617
Advances from customers	71,207	60,590
Employee compensation payable	10,607	5,396
Taxes payable	39,762	45,199
Other payables	65,171	28,195
Current portion of non-current liabilities	109,792	71,415
Other current liabilities	19,741	7,949

Total current liabilities	610,394	499,263

Non-current liabilities
Long-term borrowings	205,219	243,675
Debentures payable	94,706	129,212
Provisions	131,684	125,392
Deferred tax liabilities	11,103	13,646
Other non-current liabilities	13,106	12,734

Total non-current liabilities	455,818	524,659

Total liabilities	1,066,212	1,023,922

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,795	128,377
Special reserve	16,045	13,188
Other comprehensive income	(25,378)	(28,320)
Surplus reserves	186,840	186,840
Undistributed profits	703,934	706,213

Equity attributable to equity holders of the Company	1,193,257	1,189,319

Non-controlling interests	186,642	183,709

Total shareholders’ equity	1,379,899	1,373,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,446,111	2,396,950

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

2. Company Balance Sheet

ASSETS	September 30, 2017	December 31, 2016
	RMB million	RMB million
Current assets
Cash at bank and on hand	84,522	15,201
Notes receivable	8,214	8,356
Accounts receivable	11,252	7,637
Advances to suppliers	12,247	3,495
Other receivables	49,879	60,077
Inventories	85,723	96,982
Other current assets	45,543	39,397

Total current assets	297,380	231,145

Non-current assets
Available-for-sale financial assets	1,344	1,318
Long-term equity investments	380,698	377,498
Fixed assets	327,310	344,905
Oil and gas properties	528,290	571,701
Construction in progress	132,320	111,600
Construction materials	2,934	3,333
Intangible assets	53,249	53,423
Long-term prepaid expenses	20,814	21,076
Deferred tax assets	20,724	17,248
Other non-current assets	12,045	11,387

Total non-current assets	1,479,728	1,513,489

TOTAL ASSETS	1,777,108	1,744,634

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2017	December 31, 2016
	RMB million	RMB million
Current liabilities
Short-term borrowings	83,355	50,790
Notes payable	7,373	9,024
Accounts payable	96,485	108,654
Advances from customers	44,708	39,653
Employee compensation payable	8,291	3,566
Taxes payable	30,526	30,908
Other payables	41,481	23,438
Current portion of non-current liabilities	89,713	45,020
Other current liabilities	15,774	3,853

Total current liabilities	417,706	314,906

Non-current liabilities
Long-term borrowings	104,424	146,625
Debentures payable	85,000	119,000
Provisions	92,968	88,006
Other non-current liabilities	6,456	6,335

Total non-current liabilities	288,848	359,966

Total liabilities	706,554	674,872

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,882	127,882
Special reserve	9,589	7,792
Other comprehensive income	544	783
Surplus reserves	175,748	175,748
Undistributed profits	573,770	574,536

Total shareholders’ equity	1,070,554	1,069,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,777,108	1,744,634

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

3-1. Consolidated Income Statement

	Three months ended September 30
	2017	2016
Items	RMB million	RMB million
Operating income	481,795	411,370
Less: Cost of sales	(376,499)	(323,003)
Taxes and surcharges	(51,312)	(44,471)
Selling expenses	(16,522)	(15,745)
General and administrative expenses	(18,782)	(18,158)
Finance expenses	(5,828)	(5,485)
Asset impairment losses	(128)	(4)
Add: Investment income	1,287	1,154
Other income	1,153	—

Operating profit	15,164	5,658

Add: Non-operating income	1,229	2,632
Less: Non-operating expenses	(3,782)	(1,457)

Profit before taxation	12,611	6,833

Less: Taxation	(3,682)	(2,948)

Net profit	8,929	3,885

Attributable to:
Equity holders of the Company	4,688	1,196
Non-controlling interests	4,241	2,689
Earnings per share
Basic earnings per share (RMB Yuan)	0.03	0.01
Diluted earnings per share (RMB Yuan)	0.03	0.01

Other comprehensive income	1,156	1,207

Other comprehensive income attributable to equity holders of the Company, net of tax	2,068	834

Other comprehensive income would be reclassified to profit or loss Including:
Share of other comprehensive (loss)/income of equity method investments	(130)	114
Gains or losses arising from changes in fair value of available-for-sale financial assets	(359)	471
Translation differences arising on translation of foreign currency financial statements	2,557	249
Other comprehensive (loss)/ income attributable to non-controlling interests of the Company, net of tax	(912)	373

Total comprehensive income	10,085	5,092

Attributable to:
Equity holders of the Company	6,756	2,030
Non-controlling interests	3,329	3,062

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

3-2. Consolidated Income Statement

	Nine months ended September 30
	2017	2016
Items	RMB million	RMB million
Operating income	1,457,704	1,150,437
Less: Cost of sales	(1,153,646)	(889,907)
Taxes and surcharges	(145,945)	(136,555)
Selling expenses	(46,660)	(45,644)
General and administrative expenses	(54,829)	(58,534)
Finance expenses	(17,156)	(16,675)
Asset impairment losses	(393)	(83)
Add: Investment income	3,757	28,417
Other income	3,654	—

Operating profit	46,486	31,456

Add: Non-operating income	3,215	6,820
Less: Non-operating expenses	(9,261)	(4,846)

Profit before taxation	40,440	33,430

Less: Taxation	(10,550)	(12,644)

Net profit	29,890	20,786

Attributable to:
Equity holders of the Company	17,362	1,724
Non-controlling interests	12,528	19,062
Earnings per share
Basic earnings per share (RMB Yuan)	0.09	0.01
Diluted earnings per share (RMB Yuan)	0.09	0.01

Other comprehensive income	1,345	6,965

Other comprehensive income attributable to equity holders of the Company, net of tax	2,942	5,005

Other comprehensive income would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/ income of equity method investments	(254)	247
Losses arising from changes in fair value of available-for-sale financial assets	(337)	(479)
Translation differences arising on translation of foreign currency financial statements	3,533	5,237
Other comprehensive (loss)/ income attributable to non-controlling interests of the Company, net of tax	(1,597)	1,960

Total comprehensive income	31,235	27,751

Attributable to:
Equity holders of the Company	20,304	6,729
Non-controlling interests	10,931	21,022

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

4-1. Income Statement

	Three months ended September 30
	2017	2016
Items	RMB million	RMB million
Operating income	307,588	243,242
Less: Cost of sales	(236,415)	(184,617)
Taxes and surcharges	(43,150)	(37,793)
Selling expenses	(11,824)	(11,007)
General and administrative expenses	(12,986)	(12,202)
Finance expenses	(4,284)	(4,699)
Asset impairment losses	(1)	(7)
Add: Investment income	3,459	1,458
Other income	984	—

Operating profit/ (loss)	3,371	(5,625)

Add: Non-operating income	878	1,576
Less: Non-operating expenses	(879)	(1,731)

Profit/ (loss) before taxation	3,370	(5,780)

Less: Taxation	303	108

Net profit/ (loss)	3,673	(5,672)

Earnings/(losses) per share
Basic earnings /(losses) per share (RMB Yuan)	0.02	(0.03)
Diluted earnings/ (losses) per share (RMB Yuan)	0.02	(0.03)

Other comprehensive (loss)/income	(116)	132

Other comprehensive (loss)/income attributable to equity holders of the Company, net of tax	(116)	132

Other comprehensive (loss)/income would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/income of equity method investments	(133)	115
Gains arising from changes in fair value of available-for-sale financial assets	17	17

Total comprehensive income /(loss)	3,557	(5,540)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

4-2. Income Statement

	Nine months ended September 30
	2017	2016
Items	RMB million	RMB million
Operating income	877,647	711,273
Less: Cost of sales	(675,164)	(530,891)
Taxes and surcharges	(124,310)	(117,828)
Selling expenses	(32,618)	(31,838)
General and administrative expenses	(38,667)	(41,644)
Finance expenses	(13,101)	(14,449)
Asset impairment losses	(223)	(19)
Add: Investment income	22,336	12,789
Other income	2,709	—

Operating profit/ (loss)	18,609	(12,607)

Add: Non-operating income	2,438	4,318
Less: Non-operating expenses	(3,763)	(4,621)

Profit/ (loss) before taxation	17,284	(12,910)

Less: Taxation	1,583	(1,134)

Net profit/ (loss)	18,867	(14,044)

Earnings/ (losses) per share
Basic earnings/ (losses) per share (RMB Yuan)	0.10	(0.08)
Diluted earnings/ (losses) per share (RMB Yuan)	0.10	(0.08)

Other comprehensive (loss)/income	(239)	187

Other comprehensive (loss)/ income attributable to equity holders of the Company, net of tax	(239)	187

Other comprehensive (loss)/ income would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/ income of equity method investments	(254)	237
Gains or losses arising from changes in fair value of available-for-sale financial assets	15	(50)

Total comprehensive income/ (loss)	18,628	(13,857)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

5. Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2017	2016
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,688,806	1,341,231
Refund of taxes	2,883	1,353
Cash received relating to other operating activities	3,566	2,003

Sub-total of cash inflows	1,695,255	1,344,587

Cash paid for goods and services	(1,079,824)	(813,893)
Cash paid to and on behalf of employees	(79,610)	(79,155)
Payments of various taxes	(248,766)	(222,604)
Cash paid relating to other operating activities	(42,760)	(38,018)

Sub-total of cash outflows	(1,450,960)	(1,153,670)

Net cash flows from operating activities	244,295	190,917

Cash flows from investing activities
Cash received from disposal of investments	2,155	721
Cash received from returns on investments	3,263	11,790
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	219	189

Sub-total of cash inflows	5,637	12,700

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(128,037)	(118,704)
Cash paid to acquire investments	(7,288)	(1,981)

Sub-total of cash outflows	(135,325)	(120,685)

Net cash flows used for investing activities	(129,688)	(107,985)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2017	2016
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	320	652
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	320	652
Cash received from borrowings	591,295	556,355
Cash received relating to other financing activities	47	31

Sub-total of cash inflows	591,662	557,038

Cash repayments of borrowings	(604,412)	(573,243)
Cash payments for interest expenses and distribution of dividends or profits	(31,682)	(20,185)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(9,689)	(1,494)
Capital reduction of subsidiaries	(5)	(1)
Cash payments relating to other financing activities	(449)	(706)

Sub-total of cash outflows	(636,548)	(594,135)

Net cash flows used for financing activities	(44,886)	(37,097)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,501)	1,339

Net increase in cash and cash equivalents	67,220	47,174

Add: Cash and cash equivalents at beginning of the period	97,931	72,773

Cash and cash equivalents at end of the period	165,151	119,947

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

6. Company Cash Flow Statement

Items	Nine months ended September 30
	2017	2016
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,021,857	831,089
Refund of taxes	1,850	437
Cash received relating to other operating activities	2,617	4,288

Sub-total of cash inflows	1,026,324	835,814

Cash paid for goods and services	(610,010)	(435,704)
Cash paid to and on behalf of employees	(57,000)	(56,354)
Payments of various taxes	(190,033)	(174,181)
Cash paid relating to other operating activities	(24,304)	(1,706)

Sub-total of cash outflows	(881,347)	(667,945)

Net cash flows from operating activities	144,977	167,869

Cash flows from investing activities
Cash received from disposal of investments	8,870	53,503
Cash received from returns on investments	24,247	10,549
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	200	146

Sub-total of cash inflows	33,317	64,198

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(79,288)	(84,017)
Cash paid to acquire investments	(9,916)	(24,548)

Sub-total of cash outflows	(89,204)	(108,565)

Net cash flows used for investing activities	(55,887)	(44,367)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

6. Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2017	2016
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	247,160	251,764
Cash received relating to other financing activities	47	25

Sub-total of cash inflows	247,207	251,789

Cash repayments of borrowings	(246,095)	(324,058)
Cash payments for interest expenses and distribution of dividends or profits	(20,881)	(17,174)

Sub-total of cash outflows	(266,976)	(341,232)

Net cash flows used for financing activities	(19,769)	(89,443)

Net increase in cash and cash equivalents	69,321	34,059

Add: Cash and cash equivalents at beginning of the period	15,201	12,970

Cash and cash equivalents at end of the period	84,522	47,029

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

B. Financial statements for the third quarter of 2017 prepared in accordance with IFRS

1-1 Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2017	2016
	RMB million	RMB million
REVENUE	481,795	411,370

OPERATING EXPENSES
Purchases, services and other	(307,208)	(252,539)
Employee compensation costs	(29,081)	(28,223)
Exploration expenses, including exploratory dry holes	(6,952)	(6,783)
Depreciation, depletion and amortisation	(48,936)	(50,575)
Selling, general and administrative expenses	(19,565)	(17,792)
Taxes other than income taxes	(51,614)	(45,933)
Other (expense)/ income, net	(1,562)	1,450

TOTAL OPERATING EXPENSES	(464,918)	(400,395)

PROFIT FROM OPERATIONS	16,877	10,975

FINANCE COSTS
Exchange gain	2,676	325
Exchange loss	(3,343)	(314)
Interest income	658	1,075
Interest expense	(5,517)	(6,245)

TOTAL NET FINANCE COSTS	(5,526)	(5,159)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	1,262	1,021

PROFIT BEFORE INCOME TAX EXPENSE	12,613	6,837
INCOME TAX EXPENSE	(3,682)	(2,948)

PROFIT FOR THE PERIOD	8,931	3,889

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences	1,638	602
Fair value (loss)/ gain from available-for-sale financial assets, net of tax	(352)	471
Share of the other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method	(130)	114

OTHER COMPREHENSIVE INCOME, NET OF TAX	1,156	1,187

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,087	5,076

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	4,690	1,200
Non-controlling interests	4,241	2,689

	8,931	3,889

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	6,758	2,013
Non-controlling interests	3,329	3,063

	10,087	5,076

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB Yuan)	0.03	0.01

1-2 Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2017	2016
	RMB million	RMB million
REVENUE	1,457,704	1,150,437

OPERATING EXPENSES
Purchases, services and other	(937,764)	(680,473)
Employee compensation costs	(84,821)	(85,069)
Exploration expenses, including exploratory dry holes	(13,811)	(15,804)
Depreciation, depletion and amortisation	(165,046)	(156,560)
Selling, general and administrative expenses	(53,951)	(53,022)
Taxes other than income taxes	(146,986)	(140,714)
Other (expense)/ income, net	(1,965)	26,720

TOTAL OPERATING EXPENSES	(1,404,344)	(1,104,922)

PROFIT FROM OPERATIONS	53,360	45,515

FINANCE COSTS
Exchange gain	6,185	6,518
Exchange loss	(7,576)	(5,970)
Interest income	1,847	1,833
Interest expense	(16,849)	(18,176)

TOTAL NET FINANCE COSTS	(16,393)	(15,795)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	3,477	3,717

PROFIT BEFORE INCOME TAX EXPENSE	40,444	33,437
INCOME TAX EXPENSE	(10,550)	(12,643)

PROFIT FOR THE PERIOD	29,894	20,794

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	1,954	7,176
Fair value loss from available-for-sale financial assets, net of tax	(355)	(479)
Share of the other comprehensive (loss)/ income of associates and joint ventures accounted for using the equity method	(254)	247

OTHER COMPREHENSIVE INCOME, NET OF TAX	1,345	6,944

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	31,239	27,738

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	17,366	1,731
Non-controlling interests	12,528	19,063

	29,894	20,794

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	20,308	6,715
Non-controlling interests	10,931	21,023

	31,239	27,738

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB Yuan)	0.09	0.01

2. Consolidated Statement of Financial Position

	September 30, 2017	December 31, 2016
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,681,790	1,739,545
Investments in associates and joint ventures	83,090	78,967
Available-for-sale financial assets	2,001	2,011
Advance operating lease payments	71,458	71,353
Intangible and other non-current assets	102,982	102,750
Deferred tax assets	24,082	20,360

TOTAL NON-CURRENT ASSETS	1,965,403	2,014,986

CURRENT ASSETS
Inventories	136,057	146,865
Accounts receivable	63,786	47,315
Prepayment and other current assets	96,373	77,583
Notes receivable	14,724	11,285
Time deposits with maturities over three months but within one year	4,318	686
Cash and cash equivalents	165,151	97,931

TOTAL CURRENT ASSETS	480,409	381,665

CURRENT LIABILITIES
Accounts payable and accrued liabilities	372,696	310,680
Income taxes payable	6,777	8,743
Other taxes payable	32,985	36,456
Short-term borrowings	197,936	143,384

TOTAL CURRENT LIABILITIES	610,394	499,263

NET CURRENT LIABILITIES	(129,985)	(117,598)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,835,418	1,897,388

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	708,922	711,197
Reserves	301,023	294,806

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,192,966	1,189,024
NON-CONTROLLING INTERESTS	186,641	183,711

TOTAL EQUITY	1,379,607	1,372,735

NON-CURRENT LIABILITIES
Long-term borrowings	299,925	372,887
Asset retirement obligations	131,684	125,392
Deferred tax liabilities	11,096	13,640
Other long-term obligations	13,106	12,734

TOTAL NON-CURRENT LIABILITIES	455,811	524,653

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,835,418	1,897,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Chai Shouping

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2017	2016
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	29,894	20,794
Adjustments for:
Income tax expense	10,550	12,643
Depreciation, depletion and amortisation	165,175	156,560
Capitalised exploratory costs charged to expense	9,128	8,398
Safety fund reserve	2,997	3,553
Share of profit of associates and joint ventures	(3,483)	(3,717)
Reversal of provision for impairment of receivables, net	(18)	7
Write down in inventories, net	283	76
Gain on disposal of available-for-sale financial assets	(5)	(36)
(Gain)/ loss on disposal of property, plant and equipment	(16)	918
Gain on disposal of other non-current assets	(71)	(10)
Gain on disposal of subsidiaries	—	(24,637)
(Gain)/ loss on disposal of associates and joint ventures	(2)	24
Dividend income	—	(51)
Interest income	(1,847)	(1,833)
Interest expense	16,849	18,176
Changes in working capital:
Accounts receivable, prepayments and other current assets	(37,045)	(19,070)
Inventories	10,530	(4,914)
Accounts payable and accrued liabilities	66,042	38,378

CASH FLOWS GENERATED FROM OPERATIONS	268,961	205,259
Income taxes paid	(24,666)	(14,342)

NET CASH FLOWS FROM OPERATING ACTIVITIES	244,295	190,917

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2017	2016
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(124,552)	(114,146)
Acquisition of investments in associates and joint ventures	(1,300)	(1,563)
Acquisition of available-for-sale financial assets	(4)	(395)
Prepayments on long-term operating leases	(2,235)	(1,663)
Acquisition of intangible assets and other non-current assets	(1,250)	(2,895)
Proceeds from disposal of property, plant and equipment	208	173
Proceeds from disposal of other non-current assets	63	667
Interest received	1,322	1,655
Dividends received	1,941	10,135
(Increase)/decrease in time deposits with maturities over three months	(3,881)	47

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(129,688)	(107,985)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(460,246)	(326,578)
Repayments of long-term borrowings	(144,166)	(246,665)
Interest paid	(14,554)	(14,043)
Dividends paid to non-controlling interests	(9,689)	(1,494)
Dividends paid to owners of the Company	(7,439)	(4,648)
Increase in short-term borrowings	477,649	356,628
Increase in long-term borrowings	113,646	199,727
Capital contribution from non-controlling interests	320	652
Payments to non-controlling interests due to capital reduction of subsidiaries	(5)	(1)
Decrease in other long-term obligations	(402)	(675)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(44,886)	(37,097)

TRANSLATION OF FOREIGN CURRENCY	(2,501)	1,339

Increase in cash and cash equivalents	67,220	47,174
Cash and cash equivalents at beginning of the period	97,931	72,773

Cash and cash equivalents at end of the period	165,151	119,947

4. Segment Information

	Nine months ended September 30
	2017	2016
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	293,888	229,820
Revenue from external customers	66,509	53,180

	360,397	283,000

Refining and Chemicals
Intersegment sales	384,114	320,537
Revenue from external customers	127,821	102,428

	511,935	422,965

Marketing
Intersegment sales	127,201	88,838
Revenue from external customers	1,078,449	840,221

	1,205,650	929,059

Natural Gas and Pipeline
Intersegment sales	22,423	20,978
Revenue from external customers	184,155	153,706

	206,578	174,684

Head Office and Other
Intersegment sales	167	223
Revenue from external customers	770	902

	937	1,125

Total revenue from external customers	1,457,704	1,150,437

Profit/ (loss) from operations
Exploration and Production	10,983	(3,949)
Refining and Chemicals	27,732	34,311
Marketing	5,734	6,805
Natural Gas and Pipeline	18,045	17,857
Head Office and Other	(9,134)	(9,509)

	53,360	45,515

4.2 Audit report

If the quarterly report is audited by certified public accountant, the audit report shall be disclosed in the appendix.

☐  Applicable            ☒  Inapplicable